New Found Gold Continues to Expand Dropkick Zone, Queensway
Gold Project

Vancouver, BC, April 22, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce final results from 2025 drilling at its Dropkick Zone ("Dropkick" or the "Zone"), confirming further expansion of the Zone on its 100%-owned Queensway Gold Project ("Queensway" or the "Project") in Newfoundland and Labrador, Canada.

Dropkick highlights west of the Appleton Fault Zone ("AFZ") include:

  24.8 g/t Au over 14.00 m from 324.00 m (NFGC-25-2686)1
  13.4 g/t Au over 8.10 m from 368.15 m (NFGC-25-2673)
  1.25 g/t Au over 10.60 m from 195.00 m (NFGC-25-2624)

Dropkick highlights east of the AFZ include:

  6.75 g/t Au over 18.35 m from 282.60 m (NFGC-25-2518)

Melissa Render, President of New Found Gold, stated "These recent drill results continue to expand Dropkick both west and east of the AFZ, with the high-grade domain west of the AFZ demonstrating excellent continuity. Dropkick remains open along strike and to depth; with our 2025 drilling, we have now expanded this zone over a 1.4 kilometres strike extent and from surface to a vertical depth of 300 metres. We look forward to resuming drilling at Dropkick later this year and bringing this high-grade discovery into our next mineral resource estimate."

Work Summary and Results

Dropkick is located in the AFZ Peripheral area ("AFZP"), approximately 11 kilometres ("km") north of the AFZ Core (Figure 1). This press release reports results from step-out drilling at Dropkick, which includes a high-grade gold domain discovered in initial drilling by the Company in late 2024 (see New Found Gold press releases dated February 11, 2025, May 21, 2025 and October 30, 2025). Results from 2024 Dropkick drilling were received after the cut-off for the Queensway initial mineral resource estimate ("MRE") and are not included in the initial MRE (see New Found Gold press release dated March 24, 2025). Results from the Company's 2024 and 2025 drilling at Dropkick will be included in an MRE update planned for H2/26.

Results from the final 6,145 m of 2025 drilling in 20 diamond drill holes ("DDH") at Dropkick completed in Q4/25 as part of an exploration program at AFZP are presented herein. A total of 11,919 m in 39 DDH was completed in 2025 and an initial 4,624 m in 14 DDH was completed in 2024 by the Company at Dropkick. Drill highlights and full DDH details for results included in this press release are provided in Tables 1 to 3.

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1 g/t Au = grams of gold per tonne, m = metres

Figure 1: Plan view map of Queensway North with location of Dropkick in the AFZP.

Drilling at Dropkick in 2025 focused on expanding mineralization along the Dropkick fault zone, including targeted drilling of the high-grade domain at the southern extent, with step-outs to the north and south, as well as east of the AFZ.

The majority of the gold mineralization discovered to date at Dropkick is located on the west side of the AFZ. Drilling in 2025 extended the high-grade domain from surface to a vertical depth of 285 m over a strike length of approximately 85 m, with mineralization intersected at vertical depths of up to 300 m (Figures 2 and 3). Step-out drilling completed in Q4/25 on the northern extent has expanded mineralization associated with the Dropkick fault zone from 815 m to over 1,400 m along strike. Dropkick remains open along strike and to depth.

Figure 2: Plan view map of Dropkick.

Table 1: Drill Result Highlights.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2518	282.60	300.95	18.35	6.75	40-70	Dropkick
Including	290.75	292.50	1.75	29.87	40-70
Including	294.25	296.00	1.75	19.78	40-70
NFGC-25-2624	195.00	205.60	10.60	1.25	55-85	Dropkick
NFGC-25-2673	368.15	376.25	8.10	13.39	70-95	Dropkick
Including	373.00	374.10	1.10	60.15	70-95
Including	374.80	375.35	0.55	49.47	70-95
NFGC-25-2686	324.00	338.00	14.00	24.76	70-95	Dropkick
Including	327.75	328.15	0.40	18.07	65-95
Including	334.80	337.45	2.65	120.96	70-95

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all drill holes reported in this release are included in Table 2 and Table 3 below.

Figure 3: Long-section view of Dropkick (looking east, +/- 250m).

Continued step-out drilling targeting the previously mentioned high-grade domain is highly continuous, highlighted by 24.8 g/t Au over 14.0 m from 324.00 m (NFGC-25-2686) and 13.4 g/t Au over 8.10 m from 368.15 m (NFGC-25-2673). These intercepts occur within the deeper extents of the Dropkick high-grade domain at the southwest portion of the Dropkick fault zone.

Limited drilling has been completed to date on the eastern side of the AFZ at Dropkick. This area is of particular interest as it is the same structural domain that hosts the Keats and Iceberg zones to the south at AFZ Core. In late 2025, continued drilling across the AFZ into the eastern portion of Dropkick intersected another high-grade interval of 6.75 g/t Au over 18.35 m (NFGC-25-2518), located just over 100 m from the previously released 5.30 g/t Au over 15.20 m (NFGC-25-2233) and approximately 940 m from the previously released interval of 7.2 g/t Au over 10.50 m (NFGC-25-2448). These intercepts east of the AFZ highlight the strength of the mineralizing system along this segment of the AFZ.

Looking Ahead

Significant expansion potential remains at Dropkick along strike and at depth, including east of the AFZ. Drilling is planned to resume at Dropkick in late Q2/26, focusing on expansion at the southern extent before transitioning to targeted and reconnaissance drilling across the eastern domain. The Company is also advancing target development further north along the AFZ, in recently acquired ground, with drilling planned to test these targets.

The 2025 Queensway drill program included 74,377 m of drilling in 614 diamond DDH, with approximately 75% of the drilling focused on the AFZ Core area to support advancement of the Phase 1 mine plan, as outlined in the Company's PEA, and 25% focused on exploration targets such as Dropkick. To date, approximately 35% of the results from 2025 drilling remain outstanding, as well as channel sampling results from the Lotto excavation. These results will be reported once available.

The 2026 Queensway drill program is underway, with four drill rigs currently active (see the New Found Gold press release dated January 21, 2026). Initial 2026 infill drilling is planned to first target PEA Phase 2 open pit resource conversion, transitioning later in the year to PEA Phase 3 underground resource conversion.

The Company plans to expand its grade control drilling beginning in Q2/26. The next phase of work will leverage results from the 2025 program to optimize drill hole spacing and program scope. This will include completing the initial grade-control drilling at the Iceberg excavation, commencing grade-control drilling at the Lotto excavation and potentially expanding the grade-control drilling at the Keats and Iceberg excavations. The objective of this work is to improve confidence in the distribution of gold mineralization and support mine planning as outlined for the PEA Phase 1 open pits.

Exploration drilling will focus on AFZ Core resource expansion including an initial grid-based program targeting the prospective corridor adjacent to the AFZ at Bullseye, continued step-outs at Dropkick and targeted segments of the AFZ at AFZ Peripheral. A regional drilling program testing advanced targets at Queensway South is in the planning phase and expected to commence in H2/26.

The Company plans to file an updated Technical Report for Queensway, which will include an updated mineral resource estimate, in H2/26.

Table 2: Summary of composite drill hole results reported in this news release.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2469	215.00	217.15	2.15	1.01	Unknown	Dropkick
And	257.00	259.80	2.80	2.14	70-95
And	277.55	279.80	2.25	1.23	40-70
NFGC-25-2481	133.90	136.75	2.85	4.06	65-95	Dropkick
NFGC-25-2493	164.50	167.00	2.50	1.54	70-95	Dropkick
NFGC-25-2505	172.00	174.00	2.00	1.21	65-95	Dropkick
NFGC-25-2518	116.35	121.00	4.65	1.51	70-95	Dropkick
And	132.65	134.75	2.10	1.74	65-95
And	185.00	187.70	2.70	1.48	70-95
And	282.60	300.95	18.35	6.75	40-70
Including	290.75	292.50	1.75	29.87	40-70
Including	294.25	296.00	1.75	19.78	40-70
NFGC-25-2534	96.90	99.55	2.65	1.05	Unknown	Dropkick
And	175.75	184.00	8.25	1.26	70-95
And	205.80	213.15	7.35	1.40	55-85
And	219.70	224.05	4.35	3.26	55-85
And	227.00	229.70	2.70	1.02	55-85
And	335.05	338.00	2.95	3.78	40-70
Including	336.00	336.40	0.40	13.99	40-70
NFGC-25-2550	27.00	29.00	2.00	1.79	Unknown	Dropkick

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
And	38.00	40.45	2.45	1.55	Unknown
And	46.45	53.00	6.55	1.86	30-60
And	60.10	67.55	7.45	1.45	30-60
And	79.20	81.50	2.30	2.36	65-95
And	143.20	145.75	2.55	1.48	Unknown
NFGC-25-2560	201.05	208.20	7.15	1.58	70-95	Dropkick
And	256.75	258.80	2.05	1.02	Unknown
And	270.30	273.30	3.00	1.27	Unknown
And	275.55	279.80	4.25	1.50	Unknown
NFGC-25-2575	47.20	50.75	3.55	1.18	Unknown	Dropkick
And	52.60	55.40	2.80	1.01	Unknown
And	104.55	110.00	5.45	2.44	70-95
And	194.85	197.30	2.45	1.89	45-75
NFGC-25-2582	177.00	179.25	2.25	2.31	Unknown	Dropkick
And	230.00	232.60	2.60	1.74	70-95
NFGC-25-2594	99.25	105.10	5.85	1.63	65-95	Dropkick
NFGC-25-2611	114.95	121.40	6.45	1.84	50-80	Dropkick
And	190.00	192.60	2.60	4.83	55-85
Including	190.80	191.60	0.80	11.38	55-85
NFGC-25-2624	120.70	126.15	5.45	2.22	55-85	Dropkick
And	195.00	205.60	10.60	1.25	55-85
And	213.40	215.75	2.35	1.10	70-95
NFGC-25-2636	No Significant Values					Dropkick
NFGC-25-2651	32.85	35.80	2.95	2.70	45-75	Dropkick
And	112.30	114.75	2.45	1.48	45-75
NFGC-25-2659	23.50	26.20	2.70	1.91	60-90	Dropkick
NFGC-25-2665	48.55	51.45	2.90	1.52	50-80	Dropkick
NFGC-25-2673	368.15	376.25	8.10	13.39	70-95	Dropkick
Including	373.00	374.10	1.10	60.15	70-95
Including	374.80	375.35	0.55	49.47	70-95
NFGC-25-2686	61.80	64.30	2.50	1.55	15-45	Dropkick
And	317.80	320.00	2.20	3.06	65-95
And	324.00	338.00	14.00	24.76	70-95
Including	327.75	328.15	0.40	18.07	65-95
Including	334.80	337.45	2.65	120.96	70-95
NFGC-25-2699	329.25	332.10	2.85	1.17	25-55	Dropkick

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Table 3: Details of drill holes reported in this news release.

Hole Number	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-25-2469	300	-45	335	663607	5438319	Dropkick
NFGC-25-2481	278	-60	245	663607	5438317	Dropkick
NFGC-25-2493	300	-45	326	663527	5438308	Dropkick
NFGC-25-2505	120	-45	350	663344	5438434	Dropkick
NFGC-25-2518	120	-45	365	663406	5438492	Dropkick
NFGC-25-2534	120	-45	380	663398	5438584	Dropkick
NFGC-25-2550	117	-46	209	663495	5438583	Dropkick
NFGC-25-2560	117	-46.5	302	663439	5438675	Dropkick
NFGC-25-2575	120	-45	254	663537	5438675	Dropkick
NFGC-25-2582	120	-45	287	663477	5438767	Dropkick
NFGC-25-2594	120	-45	233	663578	5438764	Dropkick
NFGC-25-2611	120	-45	263	663159	5438126	Dropkick
NFGC-25-2624	132	-52	281	663159	5438126	Dropkick
NFGC-25-2636	119	-51.5	485	662962	5438075	Dropkick
NFGC-25-2651	120	-45	191	663200	5438090	Dropkick
NFGC-25-2659	120	-44	200	663237	5438113	Dropkick
NFGC-25-2665	120	-45	212	663210	5438139	Dropkick
NFGC-25-2673	116	-46	452	662962	5438075	Dropkick
NFGC-25-2686	112	-45.5	422	662972	5438020	Dropkick
NFGC-25-2699	120	-45	353	662848	5437637	Dropkick

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. For deep and condemnation holes, the core size may be reduced to NQ. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted samples for gold determination by PhotonAssay™ to ALS Canada Ltd. ("ALS") since February 2024. ALS operates under a commercial contract with New Found Gold.

Drill core samples are shipped to ALS for sample preparation and gold analysis in Thunder Bay, Ontario.  ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For "routine" samples that do not have VG identified, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory's internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found Gold's quality control protocols.

New Found Gold's quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company's Qualified Person against the original assay certificates.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway and the Hammerdown Gold Project, which includes the Hammerdown deposit and fully permitted milling and tailings facilities. The Company is currently focused on advancing its flagship Queensway to production and bringing the Hammerdown deposit into commercial production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold press release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

Through 2025, New Found Gold built a new board of directors and management team and has a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold contact us through our investor inquiry form at https://newfoundgold.ca/contact/contact-us/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp and https://x.com/newfoundgold.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to the Company's 2025 and 2026 drill programs on its Queensway Gold Project in Newfoundland and Labrador, Canada, and the timing, results, interpretation and use of the results; planned reporting of the remaining results from 2025 drilling and channel sampling from the Lotto excavation; the excavation programs and the timing and results thereof; future drill and excavation programs and the timing and focus thereof; exploration, drilling and mineralization at Queensway; the extent of mineralization and the continuity of high-grade gold mineralization; the planned conversion of mineral resources; the potential resource expansions; planned filing of an updated Technical Report for Queensway, including an updated mineral resource estimate, and the timing thereof; focus on growth and value creation; and the merits of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.